SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MANUALLY SIGNED

RECEIVED

2007

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _____ to _____

Commission file number: 000-52267

07041914

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Polonia Bank Retirement Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Polonia Bancorp
3993 Huntingdon Pike
Huntingdon Valley, PA 19006

REQUIRED INFORMATION

Item 1-3. Polonia Bank Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's Schedule I to the Form 5500 Annual Report is filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 12, 2007

Polonia Bank Retirement Plan

By: _____
Anthony J. Szuszczewicz
Trustee

By: _____
Paul D. Rutkowski
Trustee

00288436.DOC

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2005

This Form is Open to Public Inspection.

For calendar year 2005 or fiscal plan year beginning	01/01/2005	and ending	12/31/2005	

A Name of plan	**B** Three-digit
POLONIA BANK 401 (K)	plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
POLONIA BANK	23-1692415

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	2094000	2160191
b	Total plan liabilities	1b	529	0
c	Net plan assets (subtract line 1b from line 1a)	1c	2093471	2160191

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	125000	
	(2) Participants	2a(2)	74711	
	(3) Others (including rollovers)	2a(3)	0	
b	Noncash contributions	2b	0	
c	Other income	2c	99376	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		299087
e	Benefits paid (including direct rollovers)	2e	225935	
f	Corrective distributions (see instructions)	2f	0	
g	Certain deemed distributions of participant loans (see instructions)	2g	0	
h	Other expenses	2h	6432	
i	Total expenses (add lines 2c, 2f, 2g, and 2h)	2i		232367
j	Net income (loss) (subtract line 2i from line 2d)	2j		66720
k	Transfers to (from) the plan (see instructions)	2k		0

3   Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a	Partnership/joint venture interests		X	
b	Employer real property		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v8.2   Schedule I (Form 5500) 2005

		Yes	No	Amount
3c	Real estate (other than employer real property)...............................		X	
d	Employer securities..		X	
e	Participant loans...		X	
f	Loans (other than to participants)................................	X		60289
g	Tangible personal property....................................		X	

Part II   Transactions During Plan Year

4	During the plan year:	Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See Instructions and DOL's Voluntary Fiduciary Correction Program.).................................. **4a**		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance **4b**		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?... **4c**		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)............................... **4d**		X	
e	Was the plan covered by a fidelity bond?............................... **4e**	X		220000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?.............................. **4f**		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? **4g**		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? **4h**		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? **4i**		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? **4j**		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)............ **4k**	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year.................................... ☐ Yes   ☒ No   Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See Instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)
_____	_____	_____
_____	_____	_____
_____	_____	_____